

SECU

17009807

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III $\star$



SEC FILE NUMBER	
8 -	68325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2016_____ AND ENDING _____12/31/2016_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sunrise Brokers, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Broadway, 25th Floor
(No. and Street)

New York   **NY**   **10036**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Trears   **212-403-6915**
                                                                    (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith + Brown, PC
(Name -- if individual, state last, first, middle name)

465 South Street, Suite 200   **Morristown, NJ**   **07960**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

SEC
Mail Processing
Section

MAR 0 1 2017

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

Washington DC

FOR OFFICIAL USE ONLY
413

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, _____**John Trears**_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____**Sunrise Brokers, LLC**_____, as of _____**December 31**_____ ,20 **16** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

STEVEN HA
Notary Public - State of New York
NO. 01HA6336452
Qualified in Queens County
My Commission Expires Mar 7, 2020
Notary Public

Chief Operating Officer
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report Regarding Rule 15c3-3 Exemption.
- [ ] (p) Rule 15c3-3 Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Sunrise Brokers LLC
Index
December 31, 2016

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition as of December 31, 2016 2

Notes to Financial Statement 3–6



AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Management of
Sunrise Brokers, LLC

We have audited the accompanying statement of financial condition of Sunrise Brokers, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sunrise Brokers, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 27, 2017

WithumSmith+Brown, PC   465 South Street, Suite 200, Morristown, New Jersey 07960-6497   T (973) 898 9494   F (973) 898 0686   withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

Sunrise Brokers, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash	$ 6,764,601
Due from clearing brokers	507,623
Other receivables	70,033
Rent deposit	181,555
Equipment and leasehold improvements, net of accumulated depreciation of $786,167	203,094
Loans and advances to employees	533,084
Due from affiliate, net	2,508,216
Prepaid expenses	36,984
Total assets	$ 10,805,190

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$ 789,377
Accrued compensation	3,773,735
Total liabilities	4,563,112
Members' equity	6,242,078
Total liabilities and members' equity	$ 10,805,190

1. Organization and Nature of Business

Sunrise Brokers, LLC (the "Company") is organized as a Delaware Limited Liability Company and is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company provides equity and equity derivatives, along with Corporate Debt and Government trading services to institutional clients and other broker-dealers in exchange for commissions.

In December 2016, BGC Partners, LP, ("BCG") an American global financial services company based in New York City, purchased 40% of the Company from the individual minority member and their related affiliate, BCG Global Holdings, LP acquired the remaining 60% ownership through purchase of the majority entity member.

2. Significant Accounting Policies

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash
All cash deposits are held by three financial institutions and, therefore, are subject to the credit risk at these financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Revenues and clearing and execution costs
All commissions and clearing and execution costs are recorded on a trade date basis.

Commissions Receivable
Commissions receivable are comprised of amounts due for processed trades. Receivables in excess of 30 days are determined to be past due. The Company performs a review of its receivables periodically to evaluate the need for an allowance for uncollectible accounts. The Company sold all of its receivables as of December 31, 2016 and accordingly, no balance remains on the accompanying statement of financial condition.

Equipment and Leasehold Improvements
Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method over estimated lives of 3 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term. The Company continually evaluates whether current events or circumstances warrant adjustments to the carrying value or estimated useful lives of fixed assets in accordance with professional standards. Expenditures for maintenance and repairs are expensed as costs are incurred.

2.   **Significant Accounting Policies (continued)**

Loans Receivable and Advances to Employees
Certain advances made to employees are being expensed as compensation over the life of the employment agreements.   Expected future compensation expense related to these loans receivable as of December 31, 2016 is as follows:

Employee loan amortization

2017	$	208,874
2018	$	120,052
2019	$	85,823
2020	$	58,474

Income Taxes
The Company is a limited liability company and is treated as a partnership for federal and state income taxes.   As such, the members will reflect income or loss, as applicable, on their individual tax returns.   However, New York City imposes an unincorporated business tax ("UBT") on partnerships operating in New York City, and the provision for the UBT tax is reflected in the accompanying statement of income.

The Company has analyzed its tax positions and has concluded that there are no unrecognized tax benefits at December 31, 2016. All of the Company's previously filed U.S. Federal and NY State tax returns are subject to income tax examination for periods subsequent to 2013. There are no tax related penalties or interest reflected on these financial statements.

3.   **Equipment and Leasehold Improvements**

Equipment and leasehold improvements, at cost, consisted of the following as of December 31, 2016:

Computer equipment	$ 534,689
Leasehold improvements	454,572
	989,261
Less accumulated depreciation	(786,167)
	$ 203,094

4.   **Concentrations**

Financial instruments that are potentially subject to credit risk include cash and commissions receivable. The Company maintains noninterest bearing domestic and foreign bank accounts.

The domestic accounts insured up to the Federal Deposit Insurance Corporation limits. The foreign account, denominated in US dollars, representing 82% of cash held at December 31, 2016, is uninsured.

5.   **Commitment**

The Company leases office space under a lease arrangement which expires on June 30, 2021. The lease has provisions for escalations. The Company has a $181,555 letter of credit issued in favor of the landlord of the New York office space in lieu of a security deposit, the letter of credit expires in 2021. Collateral for the letter of credit has been included in rent deposits on the accompanying statement of financial condition.

At December 31, 2016, the minimum annual payments under this agreement are as follows:

Year ending December 31,	Total Commitment
2017	$ 384,834
2018	384,834
2019	410,697
2020	415,869
2021	207,935
Total	$ 1,804,169

The Company records the lease obligation on a straight-line basis.

6.   **Related Party Transactions**

The Company has certain transactions with Sunrise Brokers, LLP (the "Affiliate"), a London-based broker affiliated with the Company through common ownership interests. As such, had the Company operated as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

The Company has an expense sharing agreement with the Affiliate as they utilize common services such as accounting compliance and technology support. The agreement provides for the Affiliate to pay for certain expenses and for the Company to reimburse the Affiliate in the normal course of business.

The Company has a Debt Sale agreement with the Affiliate whereby the Affiliate purchases commissions receivable at a discount of 1% of the underlying receivables on a nonrecourse basis. For the year ended December 31, 2016, the Company sold approximately $27,830,000 to the Affiliate. The related finance cost was approximately $278,000 and is reflected in the finance charges and interest expense on the accompanying statement of income.

Amounts due to the Affiliate for expenses incurred are netted with amounts due from the Affiliate for cash collected on factored receivables and are reflected in Due from Affiliate, net on the statement of financial condition.

Sunrise Brokers, LLC
Notes to Financial Statement
December 31, 2016

7. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $2,709,112 which exceeded the required net capital of $304,207 by $2,404,905.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

8. **Due from Clearing Brokers**

Pursuant to agreements with two clearing brokers, the Company is required to maintain a clearing deposit of $500,000 and is included in due from clearing brokers in the accompanying statement of financial condition.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.